

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

Steven Mitcham
President
Diligent Capital Holdings, Inc.
302 Perimeter Center N
Atlanta, Georgia, 30346

> **Re: Diligent Capital Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed July 5, 2022**
> **File No. 000-56439**

Dear Mr. Mitcham:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2022 letter.

Amendment No. 1 to Registration Statement on Form 10-12G filed July 5, 2022

Exhibits

1. We note your response to comment 3. Please file the amendment to the company's articles of incorporation showing the change of company name and change in authorized shares or advise.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction